                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _____to _____

                         Commission File Number 1-14379

                           --------------------------

                CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

                           --------------------------

                              CONVERGYS CORPORATION

                             201 East Fourth Street

                             Cincinnati, Ohio 45202

                                      INDEX

                                                                           PAGE
                                                                           ----
Report of Independent Accountants                                            1

Financial Statements:

     Statements of Net Assets Available for Benefits as of

           December 31, 1999 and 1998                                        2

     Statement of Changes in Net Assets Available for

          Benefits for the Year Ended December 31, 1999                      3

     Notes to Financial Statements                                         4-9

Schedules:

     Schedule of Assets Held for
          Investment Purposes as of December 31, 1999                       10


     Schedule of Reportable Transactions for
          the Year Ended December 31, 1999                                  11

REPORT OF INDEPENDENT ACCOUNTANTS


To the Convergys Corporation Employee Benefits Committee

In our opinion, the accompanying statements of net assets available for benefits, and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Convergys Corporation Retirement and Savings Plan (Plan) as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1999 and the Schedule of Reportable Transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
Cincinnati, Ohio
June 23, 2000

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998


                                                              at December 31,
                                                          1999           1998
                                                          ----           ----
Cash                                                 $  1,008,520   $ 94,488,160

Investments, at fair value                            364,581,173    103,291,987

Employer contribution receivable                          --             101,737
                                                     ------------   ------------

Net assets available for benefits                    $365,589,693   $197,881,884
                                                     ============   ============



The accompanying notes are an integral part of the financial statements.

CONVERGYS CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 1999

------------------------------------------------------------------------------

                                                                 Year Ended
                                                              December 31, 1999
                                                              -----------------
Additions:
     Additions to net assets attributed to:
        Investment Income:
            Net appreciation in fair value of investments       $104,741,325
            Dividend and other income                             10,024,231
                                                                ------------
                                                                 114,765,556

        Contributions:
            Participant                                           20,031,620
            Employer                                               7,961,974
                                                                ------------
                                                                  27,993,594

                Total additions                                  142,759,150
                                                                ------------

Deductions:
     Deductions from net assets attributed to:
        Benefits paid to participants                             11,071,343
        Administrative expenses                                       76,491
                                                                ------------

                Total deductions                                  11,147,834
                                                                ------------

                Net increase                                    $131,611,316
                                                                ------------

Net assets available for benefits:
     Beginning of year                                          $197,881,884

     Transfers from other Company plans                           31,125,283
     Transfers from Cincinnati Bell Inc. plan                      4,971,210
                                                                ------------

     End of year                                                $365,589,693
                                                                ============


    The accompanying notes are an integral part of the financial statements.

CONVERGYS CORPORATION
RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The following description of the Convergys Corporation Retirement and Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     a. GENERAL: The Plan is a defined contribution plan available to all eligible employees of Convergys Corporation (CVG), Convergys Information Management Group Inc. (IMG), formerly Cincinnati Bell Information Systems Inc. (CBIS), and Convergys Customer Management Group Inc. (CMG), formerly MATRIXX Marketing Inc., who have one year of service and are twenty-one years of age or older. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Effective January 1, 1999, the name of the Plan was changed from the CBIS Retirement and Savings Plan to the Convergys Corporation Retirement and Savings Plan.

     b. CONTRIBUTIONS: Each year, participants may contribute up to 16 percent of pretax annual compensation, as defined in the plan (certain highly compensated employees are limited to a maximum of 6 percent contributions). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 1999, the Plan offered various mutual funds and individual stocks as investment options for participants. Participants may also create a self-directed brokerage account and invest their contributions in these accounts. The participating Companies contribute 66 2/3 percent of the first 6 percent of base compensation that a participant contributes to the Plan. The matching Company contributions are invested directly in Convergys Corporation common stock. Contributions are subject to certain limitations.

     c. PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contribution and allocations of (a) the Company contributions, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     d. VESTING: Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of service. A participant is 100 percent vested after three years of credited service.

CONVERGYS CORPORATION RETIREMENT & SAVINGS PLAN

     e. PARTICIPANT LOANS: Participants may borrow from their accounts, a minimum of $500, up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate at the time the loan is initiated. Loans generally must be repaid within five years.

     f. PAYMENT OF BENEFITS: Distribution of a participant's vested account balance is made in one lump sum payment to the participant, or to their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 65 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Committee. The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan. Forfeited amounts related to employees who were not fully vested at the time of termination serve to reduce employer contributions to the Plan.

2.   SUMMARY OF ACCOUNTING POLICIES:

     a. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     b. INVESTMENT VALUATION AND INCOME RECOGNITION: The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

         Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

         At the close of business on December 31, 1998, Cincinnati Bell Inc.
         (CBI) (now Broadwing Inc.) completed the spin-off of Convergys Corporation. At that time, CBI common shareholders received Convergys common shares equal to the number of CBI shares held at the date of record for the spin-off. The value reflected in the Statement of Net Assets Available for Benefits at December 31, 1998 for the Broadwing Shares Fund is based on the closing market price for CBI shares on December 31, 1998. Effective January 1, 1999, a Convergys Corporation Shares fund was established and, subsequently, Plan participants could make no additional investments in the Broadwing Shares Fund.

CONVERGYS RETIREMENT AND SAVINGS PLAN

3.   INVESTMENTS:

     The following presents investments that represent 5 percent or more of the Plan's net assets:


                                                                 December 31,
                                                                    1999
                                                                 ------------
     Convergys Corporation common stock; 3,430,566 shares        $105,489,900*
     Broadwing Inc. common stock; 2,858,750 shares                105,416,412
     Fidelity Dividend Growth Fund; 1,973,917 shares               57,223,866

-------------------------------------------------------------------------------
     * non-participant directed

         During 1999, the Plan's investments (including gains and losses on Investments bought and sold, as well as held during the year) appreciated in value by $104,741,325 as follows:


                    Mutual funds                              $  6,010,352
                    Common stock                                98,730,973
                                                              ------------
                                                              $104,741,325
                                                              ============

     Investments of the Fidelity Managed Income Portfolio Fund consist in part of guaranteed investment contracts that are reported at estimated fair value, which approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). These investment contracts provide for benefit responsive withdrawals by the Plan participants at contract value. The average interest rate on the contracts was 6.19% for 1999. The average yield on the contracts was 5.69% for 1999.

     At the close of business on December 31, 1998, all investments with the exception of the Cincinnati Bell Inc. Shares Fund, were liquidated in preparation for the transfer of all Plan assets to a new investment manager, Fidelity Management Trust Company (Fidelity).

CONVERGYS RETIREMENT AND SAVINGS PLAN

3.  INVESTMENTS, CONTINUED:

     Net assets of the Plan at December 31, 1998 have been presented as cash in transit between SunTrust and Fidelity. The net assets of the Plan were invested in the following participant directed funds when received by Fidelity in January 1999:


       FIDELITY FUNDS
       --------------
       PIMCO Total Return                                    $  1,220,487
       Baron Asset                                              7,849,132
       Puritan                                                 10,065,138
       Equity Income                                            6,091,435
       Diversified International                                4,701,903
       Dividend Growth                                         45,033,665
       Managed Income Portfolio                                11,840,958
       Spartan US Equity Index                                  7,787,178
                                                              -----------
            Total Fidelity Funds                               94,589,896

       OTHER INVESTMENTS
       -----------------
       Cincinnati Bell Shares                                  99,123,792
       Participants Loans                                       4,168,196
                                                             ------------
         Total Assets Transferred                            $197,881,884
                                                             ============

CONVERGYS RETIREMENT AND SAVINGS PLAN

4.   NON-PARTICIPANT DIRECTED INVESTMENTS:

     Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:


                                                               At December 31,      At December 31,
                                                                    1999                 1998
                                                               ---------------      ---------------
     Net Assets:
         Common stock                                          $ 105,489,900        $ 99,123,792
                                                               =============        =============

                                                                Year Ended
                                                             December 31, 1999
                                                             -----------------
     Changes in Net Assets:
         Participant contributions                            $   1,924,621
         Employer contributions                                   8,038,684
         Loan repayments, net                                       470,118
         Interest and dividends                                     109,443
         Net appreciation                                        33,200,170
         Benefits paid to participants                           (3,042,520)
         Administrative and other expenses                             (778)
         Transfers from other Company or Parent Company plans     2,431,014
         Fund transfers, net                                     62,359,148
                                                              -------------
             Net change                                       $ 105,489,900
                                                              =============

5.   PARTICIPANT BALANCE TRANSFERS:

     Effective January 1, 1999, the name of the Plan was changed to the Convergys Corporation Retirement and Savings Plan and certain participant balances totaling $31,125,283 were transferred into the Plan from the Convergys CMG Retirement Savings Plan. Also effective January 1, 1999, certain participant balances totaling $4,971,210 were transferred into the Plan from a retirement plan sponsored by CBI.

6.   RELATED PARTY TRANSACTIONS:

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments, a sister company to Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amount to $76,491 for the year ended December 31, 1999.

CONVERGYS RETIREMENT AND SAVINGS PLAN

7.   DISCRIMINATION TESTS:

     Contributions to the Plan for 1999 exceeded the limits contained in sections 401(k) and 401(m) of the Internal Revenue Code. Convergys has stated that appropriate corrective action will be taken prior to December 31, 2000 to maintain the qualified status of the Plan. Because the type of corrective action has not yet been determined, no amounts have been reflected in the financial statements as contributions receivable or liabilities of the Plan.

8.   TAX STATUS:

     On May 14, 1996, the Internal Revenue Service issued a favorable determination letter with respect to the qualification of the Plan under the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9.   PLAN TERMINATION:

     Although CVG has not expressed any intent to do so, CVG reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
------------------------------------------------------------------------------

                                                         NUMBER OF                   MARKET
NAME OF ISSUER AND TITLE OF ISSUE                         SHARES       COST           VALUE
---------------------------------                         ------       ----           -----
Convergys Shares Fund+                                   3,430,566   72,166,491** $105,489,900
Broadwing Inc. Shares Fund                               2,858,750      ***        105,416,412
Participant Self-Directed Brokerage Accounts                            ***          5,215,273
PIMCO Total Return Fund                                    402,870      ***          3,988,416
Baron Asset Fund                                           191,272      ***         11,241,084
American Express Company Stock Fund                          6,244      ***          1,038,096
First Data Company Stock Fund                                7,775      ***            383,431
Fidelity Puritan Fund+                                     676,676      ***         12,877,145
Fidelity Equity Income Fund+                               269,153      ***         14,394,300
Fidelity Cash Reserve Fund+                                    355      ***                355
Fidelity Diversified International Fund+                   398,229      ***         10,074,515
Fidelity Managed Income Portfolio+                      16,432,811      ***         16,432,811
Spartan US Equity Index Fund+                              287,679      ***         14,985,224
Fidelity Dividend Growth Fund+                           1,973,917      ***         57,223,866
Participant Loan Fund *                                                 ***          6,828,865
                                                                                  ------------
         GRAND TOTAL                                                              $365,589,693
                                                                                  ============

* The interest rates on these loans range from 7% to 10.25% at December 31, 1999.

** Cost information provided for the Convergys Shares Fund is inclusive of both participant directed and non-participant directed accounts.

*** This information is not required for participant directed accounts.

+ Party-in-interest to the Plan.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999
------------------------------------------------------------------------------


      Identity of        Description     Purchase     Selling      Cost of        Current Value on          Net Gain
   Party Involved          of Asset       Price        Price        Asset        Date of Transactions       or (Loss)
---------------------------------------------------------------------------------------------------------------------
Convergys Shares Fund     Company        32,358,723     --       32,358,723          32,358,723                  --
                           Stock





* The above totals reflect the net activity of 123 purchase transactions during the plan year.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Convergys Corporation Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN




                                            By: /s/ Thomas P. Mehnert
                                                ---------------------
                                                Thomas P. Mehnert

June 28, 2000